                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (Amendment No. 2)


                              Promotions.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock,
                            $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   74341U-10-6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Douglas W. McCormick
                             Chief Executive Officer
                                  iVillage Inc.
                             500-512 Seventh Avenue
                               New York, NY 10018
                                 (212) 600-6000

                                 with a copy to:

                                Iain Mickle, Esq.
                       Orrick, Herrington & Sutcliffe LLP
                          400 Capitol Mall, Suite 3000
                              Sacramento, CA 95814
                                 (916) 447-9200
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                  May 24, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                                -----------
CUSIP NO. 74341U-10-6                                                Page 2 of 5
---------------------                                                -----------

--------------- ----------------------------------------------------------------
1               NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                iVILLAGE INC.
                13-3845162

--------------- ----------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                         (b) |_|

--------------- ----------------------------------------------------------------
3               SEC USE ONLY


--------------- ----------------------------------------------------------------
4               SOURCE OF FUNDS*
                WC

--------------- ----------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                               |_|

--------------- ----------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                DELAWARE

----------------------- ------ -------------------------------------------------
                        7      SOLE VOTING POWER
                               100(1)
      NUMBER OF
                        ------ -------------------------------------------------
        SHARES          8      SHARED VOTING POWER
     BENEFICIALLY              -0-
       OWNED BY
                        ------ -------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
      REPORTING                100(1)
        PERSON
                        ------ -------------------------------------------------
         WITH           10     SHARED DISPOSITIVE POWER
                               -0-

--------------- ----------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                100(1)

--------------- ----------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                      |_|

--------------- ----------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                100.0%

--------------- ----------------------------------------------------------------
14              TYPE OF REPORTING PERSON*
                CO

--------------- ----------------------------------------------------------------



---------------

1        See Items 4 and 5 hereof.

---------------------                                                -----------
CUSIP NO. 74341U-10-6                                                Page 3 of 5
---------------------                                                -----------

         This Amendment No. 2 to Schedule 13D supplements, amends and relates to information in the Schedule 13D originally filed on February 21, 2002 (as previously amended and as amended hereby, the "Schedule 13D") by the person filing this amendment. Capitalized terms used in this Amendment No. 2 to the
Schedule 13D not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is supplemented and amended by this Amendment No. 2 as follows:

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended to add, immediately preceding the last paragraph, the following:

         On May 24, 2002, the merger was approved at a special meeting of the Company's stockholders. The merger became effective on May 24, 2002 upon the filing of the certificate of merger in Delaware. Pursuant to the Merger Agreement, upon the effectiveness of the merger, each share of common stock of the Company issued and outstanding immediately prior to the effectiveness of the merger was canceled, and each share of common stock of Merger Sub was converted into one share of common stock of the Company. Therefore, immediately following the effectiveness of the merger, the Company had 100 shares of common stock issued and outstanding.

---------------------                                                -----------
CUSIP NO. 74341U-10-6                                                Page 4 of 5
---------------------                                                -----------

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended to replace paragraphs (a), (b), (c) and (d) in their entirety to read as follows:

         (a). As a result of the completion of the merger, Parent may be deemed to own beneficially 100 Shares, or 100.0%, of the issued and outstanding Shares as of May 24, 2002. Parent does not currently own any other securities of the Company. Except as set forth in this Schedule 13D, neither Parent nor, to the knowledge of Parent, any executive officer or director of Parent, is the "beneficial owner" of any such Shares.

         (b). Parent has sole power to vote and dispose of 100 Shares.

         (c). Except as reported herein, to the knowledge of Parent, no transactions in the class of securities reported have been effected since the filing of the Schedule 13D.

         (d). To the knowledge of Parent, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

---------------------                                                -----------
CUSIP NO. 74341U-10-6                                                Page 5 of 5
---------------------                                                -----------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 30, 2002                            /s/ Scott Levine
                                               --------------------------------
                                                   Scott Levine
                                                   Chief Financial Officer